Exhibit 1

NXP Semiconductors

INTERIM REPORT

NXP SEMICONDUCTORS N.V.

PERIOD ENDED

July 3, 2016

Forward-looking statements

This document includes forward-looking statements which include statements regarding our business strategy, financial condition, results of operations, and market data, as well as any other statements which are not historical facts. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include the following: market demand and semiconductor industry conditions, our ability to successfully introduce new technologies and products, the demand for the goods into which our products are incorporated, our ability to generate sufficient cash, raise sufficient capital or refinance our debt at or before maturity to meet both our debt service and research and development and capital investment requirements, our ability to accurately estimate demand and match our production capacity accordingly or obtain supplies from third-party producers, our access to production from third-party outsourcing partners, and any events that might affect their business or our relationship with them, our ability to secure adequate and timely supply of equipment and materials from suppliers, our ability to avoid operational problems and product defects and, if such issues were to arise, to rectify them quickly, our ability to form strategic partnerships and joint ventures and successfully cooperate with our alliance partners, our ability to win competitive bid selection processes to develop products for use in our customers’ equipment and products, our ability to successfully establish a brand identity, our ability to successfully hire and retain key management and senior product architects; and, our ability to maintain good relationships with our suppliers. In addition, this document contains information concerning the semiconductor industry and our business segments generally, which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor industry, our market segments and product areas will develop. We have based these assumptions on information currently available to us, if any one or more of these assumptions turn out to be incorrect, actual market results may differ from those predicted. While we do not know what impact any such differences may have on our business, if there are such differences, our future results of operations and financial condition, and the market price of the notes, could be materially adversely affected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak to results only as of the date the statements were made; and, except for any ongoing obligation to disclose material information as required by the United States federal securities laws, we do not have any intention or obligation to publicly update or revise any forward-looking statements after we distribute this document, whether to reflect any future events or circumstances or otherwise. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in our SEC filings. Copies of our filings are available from our Investor Relations department or from the SEC website, www.sec.gov.

Use of fair value measurements

In presenting the NXP Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that we consider to be reliable. Users are cautioned that these values are subject to changes over time and are only valid as of the balance sheet date. When a readily determinable market value does not exist, we estimate fair values using valuation models which we believe are appropriate for their purpose. These require management to make significant assumptions with respect to future developments which are inherently uncertain and may therefore deviate from actual developments. In certain cases independent valuations are obtained to support management’s determination of fair values.

Use of non-U.S. GAAP information

In presenting and discussing NXP’s financial position, operating results and cash flows, management uses certain non-U.S. GAAP financial measures. These non-U.S. GAAP financial measures should not be viewed in isolation as alternatives to the equivalent U.S. GAAP measure(s) and should be used in conjunction with the most directly comparable U.S. GAAP measure(s).

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

This interim Management’s Discussion and Analysis should be read in conjunction with the MD&A in our Annual Report on Form 20-F for the year ended December 31, 2015. The various sections of this MD&A contain a number of forward-looking statements that involve a number of risks and uncertainties, including any statements that refer to projections of our future financial performance, our anticipated growth and trends in our businesses, uncertain events or assumptions, and other characterizations of future events or circumstances are forward-looking statements. Such statements are based on our current expectations and could be affected by the uncertainties and risk factors described throughout this filing and particularly in “Risk Factors” in Part I, Item 3D of our Annual Report on Form 20-F, and as may be updated in our subsequent Quarterly Reports on Form 6-K. Our actual results may differ materially, and these forward-looking statements do not reflect the potential impact of any divestitures, mergers, acquisitions, or other business combinations that had not been completed as of July 28, 2016.

Introduction

The Company

NXP Semiconductors N.V. (including our subsidiaries, referred to collectively herein as “NXP”, “NXP Semiconductors” and the “Company”) is a global semiconductor company incorporated in the Netherlands as a Dutch public company with limited liability (naamloze vennootschap). We provide leading High Performance Mixed Signal and Standard Product solutions that leverage our deep application insight and our technology and manufacturing expertise in radio frequency, analog, power management, interface, security and digital processing products. Our product solutions are used in a wide range of application areas including: automotive, identification, wireless infrastructure, lighting, industrial, mobile, consumer, computing and software solutions for mobile phones. On December 7, 2015, NXP acquired Freescale Semiconductor, Ltd. (“Freescale”) for a total consideration of approximately $11.6 billion. Freescale’s results of operations and the estimated fair value of the assets acquired and liabilities assumed in the business combination are included in our financial statements from the date of acquisition forward.

Our corporate seat is in Eindhoven, the Netherlands. Our principal executive office is at High Tech Campus 60, 5656 AG Eindhoven, the Netherlands, and our telephone number is +31 40 2729999. Our registered agent in the United States is Freescale Semiconductor, Inc., 6501 William Cannon Dr. West, Austin, Texas 78735, United States of America, phone number +1 512 895 2000.

On June 14, 2016, NXP announced an agreement to divest its Standard Products business to a consortium of financial investors consisting of Beijing JianGuang Asset Management Co., Ltd (“JAC Capital”) and Wise Road Capital LTD (“Wise Road Capital”). Under the terms of the agreement, the consortium will pay approximately $2.75 billion for the business. The transaction is expected to close in the first quarter of 2017, pending all required regulatory approvals and employee representative consultations.

On August 1, 2016, NXP B.V., together with NXP Funding LLC, issued an aggregate principal amount of $500 million of 4.125% senior notes due 2021 (the “Additional Notes”). The Additional Notes are of the same class as the existing 4.125% senior notes due 2021 originally issued on May 23, 2016. NXP intends to use the net proceeds from the offering of the Additional Notes to repay $200 million aggregate principal amount of its outstanding senior notes due 2016 and use the remainder of the proceeds for general corporate purposes.

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Results of Operations

The following table presents the composition of operating income (loss):

($ in millions, unless otherwise stated)	Q2 2016	Q2 2015	YTD 2016	YTD 2015

Revenue	2,365	1,506	4,589	2,973
% nominal growth	57.0	11.6	54.4	14.6
Gross profit	1,099	724	1,696	1,428
Research and development	(416)	(195)	(819)	(394)
Selling, general and administrative	(283)	(167)	(579)	(347)
Amortization of acquisition-related intangible assets	(436)	(31)	(803)	(61)
Other income (expense)	10	1	8	1

Operating income (loss)	(26)	332	(497)	627

Q2 2016 compared to Q2 2015

In the quarter ended July 3, 2016, revenue, gross profit and total operating expenses increased as compared to the quarter ended July 5, 2015, reflecting the inclusion of the operating activity of Freescale, which we did not acquire until December 7, 2015. In addition, gross profit and total operating expenses were impacted by the effect of purchase accounting on property, plant and equipment and the amortization of the acquisition-related intangible assets.

YTD 2016 compared to YTD 2015

In the six-month period ended July 3, 2016, revenue, gross profit and total operating expenses increased as compared to the six-month period ended July 5, 2015, reflecting the inclusion of the operating activity of Freescale, which we did not acquire until December 7, 2015. In addition, gross profit was impacted by the effect of purchase accounting on inventory (completed at the end of Q1) and on property, plant and equipment in the amounts of $448 and $107 million, respectively. Total operating expenses was impacted by the amortization of the acquisition-related intangible assets.

The table below depicts the Purchase Price Accounting (“PPA”) effects (reflecting the amortization related to the fair value adjustments resulting from the acquisition of Freescale in addition to the formation of NXP ) for each of the three and six month periods ended July 3, 2016 and July 5, 2015, respectively, per line item in the statement of operations:

($ in millions, unless otherwise stated)	Q2 2016	Q2 2015	YTD 2016	YTD 2015

Gross profit	(66)	(5)	(562)	(8)
Selling, general and administrative	(9)	—	(10)	—
Amortization of acquisition-related intangible assets	(436)	(31)	(803)	(61)
Other income (expense)	(3)	—	(3)	—

Operating income (loss)	(514)	(36)	(1,378)	(69)

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Revenue

The following table presents revenue and revenue growth by segment for each of the three and six month periods ended July 3, 2016 and July 5, 2015, respectively:

($ in millions, unless otherwise stated)	Q2 2016		Q2 2015	YTD 2016		YTD 2015
	Revenue	Growth %	Revenue	Revenue	Growth %	Revenue

HPMS	2,014	75.7	1,146	3,925	74.4	2,250
SP	303	(5.9)	322	577	(10.5)	645
Corporate and Other	48	26.3	38	87	11.5	78

Total	2,365	57.0	1,506	4,589	54.4	2,973

Q2 2016 compared to Q2 2015

Revenue increased by $859 million to $2,365 million in the second quarter of 2016 compared to $1,506 million in the second quarter of 2015, a year-on-year growth of 57.0%, reflecting the inclusion of the operations of Freescale.

Our HPMS segment reported an increase in revenue of $868 million to $2,014 million in the second quarter of 2016 compared to $1,146 million in the second quarter of 2015, resulting in 75.7% year-on-year growth. The increase was primarily due to incremental revenue from the acquired Freescale businesses.

Revenue for our SP segment decreased $19 million to $303 million in the second quarter of 2016, compared to $322 million in the second quarter of 2015. The decrease was primarily attributable to the divestment of the Bipolar activities that had occurred in November, 2015.

YTD 2016 compared to YTD 2015

Revenue increased by $1,616 million to $4,589 million in the first six months of 2016 compared to $2,973 million in the first six months of 2015, a year-on-year growth of 54.4%, reflecting the inclusion of a half year of the operations of Freescale.

Our HPMS segment reported an increase in revenue of $1,675 million to $3,925 million in the first six months of 2016 compared to $2,250 million in the first six months of 2015, resulting in 74.4% year-on-year growth. The increase was primarily due to incremental revenue from the acquired Freescale businesses.

Revenue for our SP segment decreased $68 million to $577 million in the first six months of 2016, compared to $645 million in the first six months of 2015. The decrease was primarily attributable to the divestment of the Bipolar activities that had occurred in November 2015.

Gross Profit

The following table presents gross profit by segment for each of the three and six month periods ended July 3, 2016 and July 5, 2015, respectively:

($ in millions, unless otherwise stated)	Q2 2016		Q2 2015		YTD 2016		YTD 2015
	Gross profit	% of segment revenue	Gross profit	% of segment revenue	Gross profit	% of segment revenue	Gross profit	% of segment revenue

HPMS	998	49.6	610	53.2	1,508	38.4	1,207	53.6
SP	97	32.0	109	33.9	184	31.9	219	34.0
Corporate and Other	4	8.3	5	13.2	4	4.6	2	2.6

Total	1,099	46.5	724	48.1	1,696	37.0	1,428	48.0

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Q2 2016 compared to Q2 2015

Gross profit in the second quarter of 2016 was $1,099 million, or 46.5% of revenue compared to $724 million, or 48.1% of revenue in the second quarter of 2015. The increase of $375 million was primarily driven by the inclusion of the operating activity of Freescale partly offset by the effects of PPA, and to a lesser extent, restructuring activity and stock based compensation expense. The decrease in the gross profit percentage was primarily driven by the effect of purchase accounting in our HPMS segment.

Our HPMS segment had a gross profit of $998 million, or 49.6% of revenue in the second quarter of 2016, compared to $610 million, or 53.2% of revenue in the second quarter of 2015. The decrease in the gross profit percentage was primarily driven by the effect of purchase accounting on property, plant and equipment ($57 million) and to a lesser extent, restructuring activity ($10 million) and stock based compensation expense ($9 million).

Gross profit in our SP segment was $97 million, or 32.0% of revenue in the second quarter of 2016, compared to $109 million, or 33.9% of revenue in the second quarter of 2015. The decrease in the gross profit percentage was primarily driven by a less favorable product mix.

YTD 2016 compared to YTD 2015

Gross profit in the first six months of 2016 was $1,696 million, or 37.0% of revenue compared to $1,428 million, or 48.0% of revenue in the first six months of 2015. The increase of $268 million was primarily driven by the acquisition of Freescale, partly offset by the effects of purchase accounting on inventory (completed at the end of Q1), and to a lesser extent, property, plant and equipment and intangible assets, as a result of the acquisition of Freescale. The divestment of the Bipolar activities also slightly reduced gross profit. The decrease in the gross profit percentage was primarily driven by the effect of purchase accounting in our HPMS segment.

Our HPMS segment had a gross profit of $1,508 million, or 38.4% of revenue in the first six months of 2016, compared to $1,207 million, or 53.6% of revenue in the first six months of 2015. The decrease in the gross profit percentage was primarily driven by the effects of purchase accounting in two areas—inventory of $448 million and property, plant and equipment of $102 million, both as a result of the acquisition of Freescale, and to a lesser extent, restructuring activity ($13 million) and stock based compensation expense ($22 million).

Gross profit in our SP segment was $184 million, or 31.9% of revenue in the first six months of 2016, compared to $219 million, or 34.0% of revenue in the first six months of 2015. The decrease in the gross profit percentage was driven by a less favorable product mix.

Operating expenses

The following table presents operating expenses by segment for each of the three and six month periods ended July 3, 2016 and July 5, 2015:

($ in millions, unless otherwise stated)	Q2 2016		Q2 2015		YTD 2016		YTD 2015
	Operating expenses	% of segment revenue	Operating expenses	% of segment revenue	Operating expenses	% of segment revenue	Operating expenses	% of segment revenue

HPMS	1,064	52.8	317	27.7	2,060	52.5	648	28.8
SP	44	14.5	57	17.7	92	15.9	115	17.8
Corporate and Other	27	56.3	19	50.0	49	56.3	39	50.0

Total	1,135	48.0	393	26.1	2,201	48.0	802	27.0

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The following table below presents the composition of operating expenses by line item in the statement of operations:

($ in millions, unless otherwise stated)	Q2 2016	Q2 2015	YTD 2016	YTD 2015

Research and development	416	195	819	394
Selling, general and administrative	283	167	579	347
Amortization of acquisition-related intangible assets	436	31	803	61

Operating expenses	1,135	393	2,201	802

Q2 2016 compared to Q2 2015

Operating expenses increased $742 million to $1,135 million in the second quarter of 2016, compared to $393 million in the second quarter of 2015. The increase in operating expenses was primarily due to the acquisition of Freescale: the inclusion of their operating activity and the related amortization of acquisition-related intangibles of $410 million.

In our HPMS segment, operating expenses amounted to $1,064 million, or 52.8% of revenue in the second quarter of 2016, compared to $317 million, or 27.7% of revenue in the second quarter of 2015. The increase was primarily driven by the acquisition of Freescale: the inclusion of their operating activity and the related amortization of acquisition related intangibles, which includes an impairment charge of $77 million relative to in-process research & development (“IPR&D”) that was acquired from Freescale.

Operating expenses in our SP segment decreased to $44 million, or 14.5% of revenue in the second quarter of 2016, compared to $57 million, or 17.7% of revenue in the second quarter of 2015. The decrease in operating expenses was primarily driven by a continued strong focus on cost controls and the effect of the divestment of the Bipolar activities.

YTD 2016 compared to YTD 2015

Operating expenses increased $1,399 million to $2,201million in the first six months of 2016, compared to $802 million in the first six months of 2015. The increase in operating expenses was primarily due to the acquisition of Freescale: the inclusion of their operating activity and the related amortization of acquisition-related intangibles.

In our HPMS segment, operating expenses amounted to $2,060 million, or 52.5% of revenue in the first six months of 2016, compared to $648 million, or 28.8% of revenue in the first six months of 2015. The increase was primarily driven by the acquisition of Freescale: the inclusion of their operating activity and the related amortization of acquisition related intangibles which includes an impairment charge of $89 million relative to IPR&D that was acquired from Freescale.

Operating expenses in our SP segment decreased to $92 million, or 15.9% of revenue in the first six months of 2016, compared to $115 million, or 17.8% of revenue in the first six months of 2015. The decrease in operating expenses was primarily driven by a continued strong focus on cost controls and the effect of the divestment of the Bipolar activities.

Restructuring charges

Q2 2016 compared to Q2 2015

Restructuring and restructuring-related costs amounted to $40 million in the second quarter of 2016, compared to $9 million in the second quarter of 2015. In the second quarter of 2016, the restructuring charges mainly related to the acquisition of Freescale. In the second quarter of 2015, we had restructuring charges that related to various specific targeted actions.

YTD 2016 compared to YTD 2015

Restructuring and restructuring-related costs amounted to $60 million in the first six months of 2016, compared to $19 million in the first six months of 2015. In the first six months of 2016, the restructuring charges mainly related to the acquisition of Freescale. In the first six months of 2015, we had restructuring charges that related to various specific targeted actions.

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Operating income (loss)

The following table presents operating income (loss) by segment for each of the three and six month periods ended July 3, 2016 and July 5, 2015:

($ in millions, unless otherwise stated)	Q2 2016		Q2 2015		YTD 2016		YTD 2015
	Operating income (loss)	% of segment revenue	Operating income (loss)	% of segment revenue	Operating income (loss)	% of segment revenue	Operating income (loss)	% of segment revenue

HPMS	(56)	(2.8)	293	25.6	(542)	(13.8)	559	24.8
SP	52	17.2	53	16.5	91	15.8	105	16.3
Corporate and Other	(22)	(45.8)	(14)	(36.8)	(46)	(52.9)	(37)	(47.4)

Total	(26)	(1.1)	332	22.0	(497)	(10.8)	627	21.1

Financial income (expense)

The following table presents the details of financial income and expenses:

($ in millions, unless otherwise stated)	Q2 2016	Q2 2015	YTD 2016	YTD 2015

Interest income	2	2	4	3
Interest expense	(101)	(47)	(208)	(94)

Total interest expense, net	(99)	(45)	(204)	(91)
Foreign exchange rate results	(4)	40	(14)	(168)
Extinguishment of debt	(23)	—	(26)	—
Change in fair value of the warrant liability	—	18	—	(97)
Miscellaneous financing costs/income, net	—	(11)	2	(15)

Total other financial income (expense)	(27)	47	(38)	(280)

Total	(126)	2	(242)	(371)

Q2 2016 compared to Q2 2015

Financial income (expense) was an expense of $126 million in the second quarter of 2016, compared to a gain of $2 million in the second quarter of 2015. The change in financial income (expense) is primarily attributable to (i) the increase in interest expense, net, as a result of the debt that we assumed in the acquisition of Freescale, (ii) a $23 million loss on early extinguishment of debt due to certain financing activities completed during the quarter, (iii) a less favorable impact of foreign exchange rate results and the change in the warrant liability no longer needing to be marked-to-market, as beginning on January 1, 2016, as a result of the acquisition of Freescale, NXP concluded that the functional currency of the holding company was USD. With this change in functional currency, the U.S. dollar-denominated notes held by NXP no longer need to be re-measured, resulting in less foreign exchange rate results in our operations and the warrants were reclassified to stockholders’ equity, and mark-to-market accounting was no longer applicable.

YTD 2016 compared to YTD 2015

Financial income (expense) was an expense of $242 million in the first six months of 2016, compared to an expense of $371 million in the first six months of 2015. The change in financial income (expense) is primarily attributable to (i) the increase in interest expense, net, as a result of the debt that we assumed in the acquisition of Freescale, (ii) a $26 million loss on early extinguishment of debt due to certain financing activities completed during the first six months of 2016, (iii) a less favorable impact of foreign exchange rate results and the change in the warrant liability no longer needing to be marked-to-market, as beginning on January 1, 2016, as a result of the acquisition of Freescale, NXP concluded that the functional currency of the holding company was USD. With this change in functional currency, the U.S. dollar-denominated notes held by NXP no longer need to be re-measured, resulting in less foreign exchange rate results in our operations and the warrants were reclassified to stockholders’ equity, and mark-to-market accounting was no longer applicable.

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Benefit (provision) for income taxes

Q2 2016 compared to Q2 2015

Our effective tax rate reflects the impact of tax incentives, a portion of our earnings being taxed in foreign jurisdictions at rates different than the Netherlands statutory tax rate, and the relative mix of income and losses across those jurisdictions. Our effective tax rate for the second quarter of 2016 was a benefit of 100% compared with a provision of 4.2% for the second quarter of 2015. The significant change in our effective tax rate was primarily due to the acquisition of Freescale, which resulted in significant amortization expense for acquired intangibles, additional depreciation expense as a result of the fair value adjustments on tangible assets and the mix of income and losses between jurisdictions was significantly impacted. In addition, the tax benefit from incentives and the reversal of a portion of the valuation allowance against deferred tax assets represented higher percentages of earnings before tax in the second quarter of 2016 as compared to the second quarter of 2015.

YTD 2016 compared to YTD 2015

Our effective tax rate reflects the impact of tax incentives, a portion of our earnings being taxed in foreign jurisdictions at rates different than the Netherlands statutory tax rate, and the relative mix of income and losses across those jurisdictions. Our effective tax rate for the first six months of 2016 was a benefit of 47.5% compared with a provision of 11.3% for the first six months of 2015. The significant change in our effective tax rate was primarily due to the acquisition of Freescale, which resulted in significant amortization expense for acquired intangibles, additional depreciation expense as a result of the fair value adjustments on tangible assets and the mix of income and losses between jurisdictions was significantly impacted. In addition, the tax benefit from the reversal of a portion of the valuation allowance against deferred tax assets represented a higher percentage of earnings before tax for the first six months of 2016 as compared to the first six months of 2015, while the tax expense associated with nondeductible items represented a lower percentage of earnings before tax for the first six months of 2016 as compared to the first six months of 2015.

Net income (loss)

The following table presents the composition of net income for the periods reported:

($ in millions, unless otherwise stated)	Q2 2016	Q2 2015	YTD 2016	YTD 2015

Operating income (loss)	(26)	332	(497)	627
Financial income (expense)	(126)	2	(242)	(371)
Benefit (provision) for income taxes	152	(14)	351	(29)
Result equity-accounted investees	1	1	2	4

Net income (loss)	1	321	(386)	231

Non-controlling interests

Q2 2016 compared to Q2 2015

Non-controlling interests are related to the third party share in the result of consolidated companies, predominantly SSMC. Their share of non-controlling interests amounted to a profit of $14 million in the second quarter of 2016, compared to a profit of $21 million in the second quarter of 2015.

YTD 2016 compared to YTD 2015

Non-controlling interests are related to the third party share in the result of consolidated companies, predominantly SSMC. Their share of non-controlling interests amounted to a profit of $25 million in the first six months of 2016, compared to a profit of $38 million in the first six months of 2015.

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Employees

As of July 3, 2016 we had approximately 41,000 full-time equivalent employees (as of December 31, 2015: approximately 44,000 full-time equivalent employees). The following table indicates the percentage of full-time equivalent employees per geographic area:

% as of	July 3, 2016	December 31, 2015

Europe and Africa	18	20
Americas	16	16
Greater China	27	27
Asia Pacific	39	37

Total	100	100

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Liquidity and Capital Resources

We derive our liquidity and capital resources primarily from our cash flows from operations. We continue to generate strong positive operating cash flows. In 2015, we entered into a $600 million unsecured revolving credit facility (the “New RCF Agreement”). At July 3, 2016 we had no borrowings under the New RCF Agreement. As such, the $600 million available under the New RCF Agreement represents a source of liquidity. On February 23, 2016 and April 27, 2016, we issued redemption notices for an aggregate principal amount of $200 million and $100 million of our $500 million outstanding 3.5% senior notes that were due in 2016, the redemptions were funded from our cash and cash equivalents.

We currently use cash to fund operations, capital expenditures and for repurchases of our common stock. Based on past performance and current expectations, we believe that our current available sources of funds (including cash and cash equivalents, the New RCF Agreement, plus anticipated cash generated from operations) will be adequate to finance our operations, capital expenditures and stock repurchases for at least the next year.

Our capital expenditures were $159 million in the first six months of 2016, compared to $171 million in the first six months of 2015.

Our total debt amounted to $8,894 million as of July 3, 2016, a decrease of $318 million from December 31, 2015 ($9,212 million), mainly due to the partial redemption of senior notes.

At July 3, 2016 our cash balance was $1,335 million of which $555 million was held by SSMC, our consolidated joint venture company with TSMC. Under the terms of our joint venture agreement with TSMC, a portion of this cash can be distributed by way of a dividend to us, but 38.8% of the dividend will be paid to our joint venture partner. During the second quarter of 2016, a dividend of $325 million (Q2 2015: $130 million) has been declared by SSMC and was paid in July 2016.

Share Repurchases

During the six month period ended July 3, 2016, we repurchased $663 million, or 8.5 million shares of our common stock pursuant to our share buyback program at a weighted average price of $78.26 per share.

Cash flows

Our cash and cash equivalents during the first six months of 2016 decreased by $272 million as follows:

($ in millions, unless otherwise stated)	YTD 2016	YTD 2015
Net cash provided by (used for) operating activities	848	719
Net cash provided by (used for) investing activities	(165)	(277)
Net cash provided by (used for) financing activities	(955)	829

Net cash increase (decrease) in cash and cash equivalents	(272)	1,271

Cash Flow from Operating Activities

Cash provided by operating activities is net income (loss) adjusted for certain non-cash items and changes in assets and liabilities.

For the first six months of 2016 compared to the first six months of 2015, the $129 million increase in cash provided by operations was due to adjustments to net income (loss) for non-cash items and changes in working capital. The adjustments to net income (loss) were higher due to higher depreciation and amortization, and higher stock-based compensation expense offset by the change in deferred taxes and the warrants no longer requiring a mark-to-market adjustment. Each of these adjustments were more significant in the first six months of 2016 when compared to the same period in 2015 as a result of the acquisition of Freescale.

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Changes in assets and liabilities as of July 3, 2016, compared to December 31, 2015, were primarily driven by a decrease in inventories due to the impact of purchase accounting on inventory in the first quarter of 2016 offset by a decrease in accounts payable and accrued liabilities due to a decrease in the accruals for variable compensation, certain payroll tax liabilities, restructuring accruals and a reduction in trade accounts payable due to timing.

Cash Flow from Investing Activities

Investing cash flows consist primarily of capital expenditures, cash used for acquisitions and proceeds from divestitures.

Cash used for investing activities was lower for the first six months of 2016 compared to the first six months of 2015. Cash used for investing activities decreased primarily due to lower acquisition related activity.

Cash Flow from Financing Activities

Financing cash flows consist primarily of repurchases of common stock, issuance and repayment of short-term and long-term debt, and proceeds from the exercise of stock options.

Cash was used for financing activities in the first six months of 2016 compared to cash being provided for the first six months of 2015, primarily due to the partial redemption for an amount of $300 million of our $500 million outstanding 3.5% senior notes due 2016 and higher levels of treasury stock transactions.

YTD 2016 Financing Activities

2021 and 2023 Senior Unsecured Notes

On May 18, 2016, NXP B.V. together with NXP Funding LLC issued U.S. dollar-denominated 4.125% and 4.625% Senior Unsecured Notes with aggregate principal amounts of $850 million, due June 1, 2021 and $900 million, due June 1, 2023. The interest is payable semi-annually on June 1 and December 1 of each year, beginning on December 1, 2016. The Notes were issued at par and were recorded at their fair value of $850 million and $900 million, respectively, on the accompanying condensed consolidated balance sheet. NXP used the net proceeds from the offering of the Notes and cash on hand to repay $1,250 million aggregate principal amount of its existing secured term loan B due 2020 and $500 million aggregate principal amount of its outstanding senior secured notes due 2021.

2016 Senior Unsecured Notes

On February 23 and April 27, 2016, NXP B.V., together with NXP Funding LLC, issued redemption notices for an aggregate principal amount of $200 million and $100 million, respectively, of its $500 million outstanding 3.5% senior notes due 2016. The funds from this redemption came from available surplus cash.

A loss of $26 million relative to the early extinguishment of debt was recognized in relation to the aforementioned financing activities.

Warrants

At the time of the issuance of the 2019 Cash Convertible Senior Notes, NXP entered into separate warrant transactions with various parties for the purchase of up to approximately 11.18 million shares of NXP’s common stock at a price of $133.32 per share. NXP received $134 million in cash proceeds from the sale of the Warrants, which was recorded in other non-current liabilities. As of January 1, 2016, as a result of the acquisition of Freescale, NXP has concluded that the functional currency of the holding company is USD. Consequently, beginning from January 1, 2016, the warrants with a carrying value of $168 million were reclassified to stockholders’ equity, and mark-to-market accounting is no longer applicable. The warrants are included in diluted earnings per share to the extent the impact is dilutive.

[-12]

YTD 2015 Financing Activities

2020 and 2022 Senior Unsecured Notes

On June 9, 2015, NXP B.V. together with NXP Funding LLC issued U.S. dollar-denominated 4.125% and 4.625% Senior Unsecured Notes with aggregate principal amounts of $600 million, due June 15, 2020 and $400 million, due June 15, 2022. The interest is payable semi-annually on June 15 and December 15 of each year, beginning on December 15, 2015. The Notes were issued at par and were recorded at their fair value of $600 million and $400 million, respectively, on the accompanying condensed consolidated balance sheet.

Contractual Obligations

During the first six months of 2016, our contractual obligations decreased by approximately $196 million resulting from normal business operations.

Off-balance Sheet Arrangements

At the end of the second quarter of 2016, we had no off-balance sheet arrangements other than operating leases and other commitments resulting from normal business operations.

[-13]

Condensed consolidated statements of operations of NXP Semiconductors N.V. (unaudited)

($ in millions, unless otherwise stated)

	For the three months ended		For the six months ended
	July 3, 2016	July 5, 2015	July 3, 2016	July 5, 2015

Revenue	2,365	1,506	4,589	2,973
Cost of revenue	(1,266)	(782)	(2,893)	(1,545)

Gross profit	1,099	724	1,696	1,428

Research and development	(416)	(195)	(819)	(394)
Selling, general and administrative	(283)	(167)	(579)	(347)
Amortization of acquisition-related intangible assets	(436)	(31)	(803)	(61)
Other income (expense)	10	1	8	1

Operating income (loss)	(26)	332	(497)	627

Financial income (expense):
Extinguishment of debt	(23)	—	(26)	—
Other financial income (expense)	(103)	2	(216)	(371)

Income (loss) before income taxes	(152)	334	(739)	256

Benefit (provision) for income taxes	152	(14)	351	(29)
Results relating to equity-accounted investees	1	1	2	4

Net income (loss)	1	321	(386)	231

Less: Net income (loss) attributable to non-controlling Interests	14	21	25	38

Net income (loss) attributable to stockholders	(13)	300	(411)	193

Earnings per share data:
Net income (loss) per common share attributable to Stockholders in $
- Basic	(0.04)	1.29	(1.20)	0.83
- Diluted	(0.04)	1.23	(1.20)	0.79

Weighted average number of shares of common stock outstanding during the period (in thousands):
- Basic	341,299	232,681	341,569	232,903
- Diluted	341,299	243,288	341,569	243,285

The accompanying notes to the condensed consolidated financial statements are an integral part of these statements

[-14]

Condensed consolidated statements of comprehensive income of NXP Semiconductors N.V. (unaudited)

($ in millions, unless otherwise stated)

	For the three months ended		For the six months ended
	July 3, 2016	July 5, 2015	July 3, 2016	July 5, 2015

Net income (loss)	1	321	(386)	231
Other comprehensive income (loss), net of tax:
Change in net investment hedge	—	35	—	(158)
Change in fair value cash flow hedges *	1	—	5	1
Change in foreign currency translation adjustment	(38)	(26)	13	134
Change in net actuarial gain (loss)	(3)	(2)	2	9
Change in unrealized gains/losses available-for-sale securities	—	2	—	2

Total other comprehensive income (loss)	(40)	9	20	(12)

Total comprehensive income (loss)	(39)	330	(366)	219
Less: Comprehensive income (loss) attributable to non-controlling interests	14	21	25	38

Total comprehensive income (loss) attributable to stockholders	(53)	309	(391)	181

*	Reclassification adjustments included in Cost of revenue in the condensed consolidated statements of operations.

The accompanying notes to the condensed consolidated financial statements are an integral part of these statements

[-15]

Condensed consolidated balance sheets of NXP Semiconductors N.V. (unaudited)

($ in millions, unless otherwise stated)

	July 3, 2016	December 31, 2015

Assets
Current assets:
Cash and cash equivalents	1,335	1,614
Accounts receivable, net	1,085	1,047
Assets held for sale	1,101	15
Inventories, net	1,167	1,879
Other current assets	251	257

Total current assets	4,939	4,812

Non-current assets:
Other non-current assets	519	602
Property, plant and equipment, net of accumulated depreciation of $2,093 and $2,583	2,403	2,922
Identified intangible assets, net of accumulated amortization of $1,483 and $1,188	7,847	8,790
Goodwill	8,873	9,228

Total non-current assets	19,642	21,542

Total assets	24,581	26,354

Liabilities and equity
Current liabilities:
Accounts payable	873	1,014
Liabilities held for sale	155	—
Restructuring liabilities-current	193	197
Accrued liabilities	749	781
Short-term debt	622	556

Total current liabilities	2,592	2,548
Non-current liabilities:
Long-term debt	8,272	8,656
Restructuring liabilities	30	43
Deferred tax liabilities	1,867	2,293
Other non-current liabilities	751	1,011

Total non-current liabilities	10,920	12,003
Equity:
Non-controlling interests	188	288
Stockholders’ equity:
Preferred stock, par value €0.20 per share:
- Authorized: 645,754,500 shares (2015: 645,754,500 shares)
- issued: none
Common stock, par value €0.20 per share:
- Authorized: 430,503,000 shares (2015: 430,503,000 shares)
- Issued and fully paid: 346,002,862 shares (2015: 346,002,862 shares)	71	68
Capital in excess of par value	15,495	15,150
Treasury shares, at cost:
- 6,792,238 shares (2015: 3,998,982 shares)	(536)	(342)
Accumulated other comprehensive income (loss)	201	181
Accumulated deficit	(4,350)	(3,542)

Total Stockholders’ equity	10,881	11,515

Total equity	11,069	11,803

Total liabilities and equity	24,581	26,354

The accompanying notes to the condensed consolidated financial statements are an integral part of these statements

[-16]

Condensed consolidated statements of cash flows of NXP Semiconductors N.V. (unaudited)

($ in millions, unless otherwise stated)

	For the three months ended		For the six months ended
	July 3, 2016	July 5, 2015	July 3, 2016	July 5, 2015

Cash flows from operating activities:
Net income (loss)	1	321	(386)	231
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
Depreciation and amortization	620	98	1,149	193
Share-based compensation	80	36	179	71
Excess tax benefits from share-based compensation plans	(1)	—	(4)	—
Change in fair value of warrant liability	—	(18)	—	97
Amortization of discount on debt	7	9	15	19
Amortization of debt issuance costs	4	—	9	—
Net gain (loss) on sale of assets	(11)	(1)	(11)	(1)
Loss on extinguishment of debt	23	—	26	—
Results relating to equity-accounted investees	(1)	(1)	(2)	(4)
Changes in deferred taxes	(171)	(3)	(392)	2
Changes in operating assets and liabilities:
(Increase) decrease in receivables and other current assets	(61)	11	(61)	(53)
(Increase) decrease in inventories	46	(14)	487	(67)
Increase (decrease) in accounts payable and accrued liabilities	(120)	(73)	(167)	37
Decrease (increase) in other non-current assets	(1)	10	3	20
Exchange differences	4	(40)	14	168
Other items	15	16	(11)	6

Net cash provided by (used for) operating activities	434	351	848	719

Cash flows from investing activities:
Purchase of identified intangible assets	(7)	(4)	(25)	(6)
Capital expenditures on property, plant and equipment	(71)	(91)	(159)	(171)
Proceeds from disposals of property, plant and equipment	—	2	—	2
Purchase of interests in businesses, net of cash acquired	—	(2)	(2)	(105)
Proceeds from sale of interests in businesses	18	1	18	1
Proceeds from return of equity investment	—	—	—	1
Other	1	—	3	1

Net cash provided by (used for) investing activities	(59)	(94)	(165)	(277)

Cash flows from financing activities:
Net (repayments) borrowings of short-term debt	(1)	1	(6)	—
Repurchase of long-term debt	(1,872)	—	(2,076)	—
Principal payments on long-term debt	(8)	(8)	(22)	(18)
Proceeds from the issuance of long-term debt	1,750	1,000	1,750	1,000
Cash paid for debt issuance costs	(14)	(10)	(14)	(10)
Cash proceeds from exercise of stock options	27	9	72	25
Purchase of treasury shares	(397)	(162)	(663)	(166)
Hold-back payments on prior acquisitions	—	(2)	—	(2)
Excess tax benefits from share-based compensation plans	1	—	4	—

Net cash provided by (used for) financing activities	(514)	828	(955)	829

Effect of changes in exchange rates on cash positions	(14)	(5)	(7)	(21)

Increase (decrease) in cash and cash equivalents	(153)	1,080	(279)	1,250
Cash and cash equivalents at beginning of period	1,488	1,355	1,614	1,185

Cash and cash equivalents at end of period	1,335	2,435	1,335	2,435

The accompanying notes to the condensed consolidated financial statements are an integral part of these statements

[-17]

Condensed consolidated statements of changes in equity of NXP Semiconductors N.V. (unaudited)

($ in millions, unless otherwise stated)

	Outstanding number of shares (in thousands)	Common stock	Capital in excess of par value	Treasury shares at cost	Accumulated other comprehensive income (loss)	Accumulated deficit	Total Stockholders’ equity	Non- controlling interests	Total equity

Balance as of December 31, 2015	342,003	68	15,150	(342)	181	(3,542)	11,515	288	11,803

Net income (loss)						(411)	(411)	25	(386)
Other comprehensive income					20		20		20
Reclassification of Warrants			168				168		168
Share-based compensation plans			176				176		176
Excess tax benefits from share-based compensation plans			4				4		4
Treasury shares	(8,478)			(663)			(663)		(663)
Shares issued pursuant to stock awards	5,685			469		(397)	72		72
Dividends non-controlling interests								(126)	(126)
Other		3	(3)					1	1

Balance as of July 3, 2016	339,210	71	15,495	(536)	201	(4,350)	10,881	188	11,069

The accompanying notes to the condensed consolidated financial statements are an integral part of these statements

[-18]

NXP SEMICONDUCTORS N.V.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

All amounts in millions of $ unless otherwise stated

1 Basis of Presentation

We prepared our interim condensed consolidated financial statements that accompany these notes in conformity with U.S. generally accepted accounting principles, consistent in all material respects with those applied in our Annual Report on Form 20-F for the year ended December 31, 2015.

We have made estimates and judgments affecting the amounts reported in our consolidated condensed financial statements and the accompanying notes. The actual results that we experience may differ materially from our estimates. The interim financial information is unaudited, but reflects all normal adjustments that are, in our opinion, necessary to provide a fair statement of results for the interim periods presented. This interim information should be read in conjunction with the consolidated financial statements in our Annual Report on Form 20-F for the year ended December 31, 2015.

2 Recent Accounting Pronouncements

Accounting standards adopted in 2016

In April 2015, the FASB issued ASU No. 2015-03, Interest - Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs. The new standard requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. In August 2015, the FASB issued ASU No. 2015-15, Interest - Imputation of Interest (Subtopic 835-30): Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements, which clarified that debt issuance costs related to line-of-credit arrangements can be presented in the balance sheet as an asset and amortized over the term of the line-of-credit arrangement. We made the determination to early adopt these standards as of December 31, 2015 with retroactive application. The adoption of these standards did not have a significant impact on our financial position or results of operations.

In April 2015, the FASB issued ASU No. 2015-05, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement. Under this standard, if a cloud computing arrangement includes a software license, the software license element of the arrangement should be accounted for consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the arrangement should be accounted for as a service contract. The new standard became effective for us on January 1, 2016. The adoption of this standard did not have a significant impact on our financial position or results of operations.

In September 2015, the FASB issued ASU No. 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments. The new standard requires that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined and sets forth new disclosure requirements related to the adjustments. The new standard became effective for us on January 1, 2016. The adoption of this standard did not have a significant impact on our financial position or results of operations.

In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes (Topic 740), which changes how deferred taxes are classified on our balance sheets and is effective for financial statements issued for annual periods beginning after December 15, 2016, with early adoption permitted. ASU 2015-17 requires all deferred tax assets and liabilities to be classified as non-current. The Company adopted this standard as of January 1, 2016 with retrospective application. The adoption of this standard did not have a significant impact on our financial position.

[-19]

Recently issued accounting standards

In May 2014, the FASB issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes all existing revenue recognition requirements, including most industry-specific guidance. The new standard requires a company to recognize revenue when it transfers goods or services to customers in an amount that reflects the consideration that the company expects to receive for those goods or services. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which delayed the effective date of the new standard from January 1, 2017 to January 1, 2018. The FASB also agreed to allow entities to choose to adopt the standard as of the original effective date. We are currently evaluating the method of adoption and the potential impact that Topic 606 may have on our financial position and results of operations.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments – Overall: Recognition and Measurement of Financial Assets and Financial Liabilities (Subtopic 825-10). The new standard requires equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income, requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes, requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset, and eliminates the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost. The new standard will be effective for us on January 1, 2018. The expected adoption method of ASU 2016-01 is being evaluated by the Company and the adoption is not expected to have a significant impact on our financial position or results of operations.

In February, 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The new standard requires lessees to recognize almost all leases on their balance sheet as a right-of-use asset and a lease liability. For income statement purposes, the FASB retained a dual model, requiring leases to be classified as either operating or finance. Lessor accounting is similar to the current model, but updated to align with certain changes to the lessee model and the new revenue recognition standard. Existing sale-leaseback guidance, including guidance for real estate, is replaced with a new model applicable to both lessees and lessors. The new standard will be effective for us on January 1, 2019 with early adoption permitted. We are currently evaluating the potential impact that Topic 842 may have on our financial position and results of operations.

In March, 2016 the FASB issued ASU 2016-09, Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The ASU includes multiple provisions intended to simplify various aspects of the accounting for share-based payments. The new standard requires the recognition of the income tax effects of awards in the income statement when the awards vest or are settled, thus eliminating additional paid in capital pools. The standard also allows for the employer to repurchase more of an employee’s shares for tax withholding purposes without triggering liability accounting. In addition, the ASU allows for a policy election to account for forfeitures as they occur rather than on an estimated basis. The new standard will be effective for us on January 1 2017 with early adoption permitted. We are currently evaluating the potential impact that Topic 718 may have on our financial position and results of operations.

[-20]

3 Acquisitions and Divestments

On December 7, 2015, we acquired Freescale for a purchase price of $11,639 million. Under the terms of the merger agreement, each holder of Freescale common shares received (i) 0.3521 of an NXP ordinary share and (ii) $6.25 in cash per such common share.

The total purchase price amounts to $11,639 million and consisted of the following:

Cash payment of $6.25 per Freescale common share	1,948
Total value of NXP ordinary shares delivered	9,449
Value of NXP restricted share units delivered to holders of Freescale restricted share units and performance-based restricted share units	157
Value of NXP stock options delivered to holders of Freescale stock options	85
Total purchase price		11,639

The total purchase price has been preliminarily allocated to the tangible and identified intangible assets acquired and liabilities assumed based on their estimated fair values as of the date of the merger, December 7, 2015. The fair value of acquired tangible and identified intangible assets is determined based on inputs that are unobservable and significant to the overall fair value measurement. As such, acquired tangible and identified intangible assets are classified as Level 3 assets. During the six month period ended July 3, 2016, we made certain adjustments to the preliminary allocation of the purchase price. A decrease of $30 million was recorded to deferred tax liabilities, a decrease of $4 million was recorded to accounts payable, accrued liabilities and other current liabilities, a decrease of $5 million was recorded to inventories with a corresponding net decrease of $29 million recorded to goodwill. The measurement period still remains open pending the completion of valuation procedures related to the acquired assets and assumed liabilities, primarily in the areas of in-process research and development (including any income tax effects) and deferred taxes. As we obtain additional information, we may further revise our preliminary purchase price allocation during the remainder of the measurement period (which will not exceed 12 months from the acquisition date). Any such revisions or changes may be material.

The identified intangible assets consist of existing technology and platform technology, IPR&D, order backlog, trade name and customer relationships. The estimated useful lives range between one year and nineteen years.

The revised preliminary allocation of the purchase price is as follows:

Total purchase price		11,639

Estimated fair value of net tangible assets acquired and liabilities assumed:
Cash and cash equivalents	427
Accounts receivable, net	511
Inventories, net	1,280
Other current assets	93
Property, plant and equipment	1,827
Other non-current assets	64
Accounts payable, accrued liabilities and other current liabilities	(707)
Deferred taxes	(2,295)
Other long-term liabilities	(329)
Long-term debt	(5,091)

Net tangible assets acquired and liabilities assumed		(4,220)

[-21]

Estimated fair value (and estimated useful lives) of identified intangible assets acquired:

Customer relationships (included in customer-related) (19 years)	764
Developed technology (included in technology-based) (5 years)	5,371
Sales order backlog (included in marketing-related) (1 year)	190
Trade name (included in marketing-related) (5 years)	81
In-process research and development*	2,017
Other	41

Identified intangible assets acquired		8,464

Estimated goodwill		7,395

*	Acquired IPR&D is an intangible asset classified as an indefinite lived asset until the completion or abandonment of the associated research and development effort. IPR&D will be amortized over an estimated useful life to be determined at the date the associated research and development effort is completed, or expensed immediately when, and if, the project is abandoned. Acquired IPR&D is not amortized during the period that it is considered indefinite lived, but rather is subject to annual testing for impairment or when there are indicators for impairment.

Goodwill is primarily attributable to the anticipated synergies and economies of scale expected from the operations of the combined company and to the assembled workforce of Freescale. All of the goodwill has been allocated to NXP’s HPMS segment. Goodwill is not deductible for income tax purposes.

There were no material divestments or other acquisitions during the first six months of 2016.

4 Assets Held for Sale

On June 14, 2016, NXP announced an agreement to divest its Standard Products (“SP”) business to a consortium of financial investors consisting of Beijing JianGuang Asset Management Co., Ltd (“JAC Capital”) and Wise Road Capital LTD (“Wise Road Capital”). Under the terms of the agreement the consortium will pay approximately $2.75 billion for the business. The transaction is expected to close in the first quarter of 2017, pending all required regulatory approvals and employee representative consultations. In view of the expected closing date in the first quarter of 2017, the SP business segment met the criteria to be classified as held for sale. The divestiture will result in a gain for NXP. The results of the SP business segment are consolidated in the reportable segment SP.

The SP business segment presentation as held for sale does not meet the criteria to be classified as discontinued operation at July 3, 2016 primarily due to the disposal of this business segment not representing a strategic shift that will have a major effect on the Company’s operations and financial results.

The following table summarizes the carrying value of assets and liabilities held for sale which is primarily relative to the SP business:

July 3, 2016
Trade accounts receivable, net	3
Other assets	38
Inventories, net	236
Property, plant and equipment, net	339
Identified intangible assets, net	143
Goodwill	342

Assets held for sale	1,101

Trade accounts payable	(79)
Accrued and other liabilities	(76)

Liabilities held for sale	(155)

[-22]

5 Identified Intangible Assets

Identified intangible assets as of July 3, 2016 and December 31, 2015 respectively were composed of the following:

	July 3, 2016		December 31, 2015
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
IPR&D 1)	1,441	—	2,016	—
Marketing-related	143	(36)	119	(18)
Customer-related	1,157	(239)	1,287	(224)
Technology-based	6,459	(1,109)	6,410	(841)

	9,200	(1,384)	9,832	(1,083)
Software	130	(99)	146	(105)

Identified intangible assets	9,330	(1,483)	9,978	1,188

1)	IPR&D is not subject to amortization until completion or abandonment of the associated research and development effort. The IPR&D acquired in the acquisition of Freescale encompasses a broad technology portfolio of product innovations. As of July 3, 2016 we are still obtaining information relative to the percent complete and remaining costs to complete for each project.

The estimated amortization expense for these identified intangible assets, excluding software, for each of the five succeeding years is:

2016 (remaining)	703
2017	1,490
2018	1,482
2019	1,424
2020	1,174

All intangible assets, excluding goodwill, are subject to amortization and have no assumed residual value.

The expected weighted average remaining life of identified intangibles is 6 years as of July 3, 2016 (December 31, 2015: 7 years).

[-23]

6 Supplemental Financial Information

Statement of Operations Information:

Depreciation, amortization and impairment

	For the three months ended		For the six months ended
	July 3, 2016	July 5, 2015	July 3, 2016	July 5, 2015

Depreciation of property, plant and equipment	165	57	314	115
Amortization of internal use software	6	7	13	13
Amortization of other identified intangible assets (*)	449	34	822	65

Total	620	98	1,149	193

(*)	Includes an impairment charge relative to IPR&D, which was acquired as part of the acquisition of Freescale of $77 million and $89 million for the three and six month periods ending July 3, 2016, respectively.

Financial income and expense

($ in millions, unless otherwise stated)	Q2 2016	Q2 2015	YTD 2016	YTD 2015

Interest income	2	2	4	3
Interest expense	(101)	(47)	(208)	(94)

Total interest expense, net	(99)	(45)	(204)	(91)
Foreign exchange rate results	(4)	40	(14)	(168)
Extinguishment of debt	(23)	—	(26)	—
Change in fair value of the warrant liability	—	18	—	(97)
Miscellaneous financing costs/income, net	—	(11)	2	(15)

Total other financial income (expense)	(27)	47	(38)	(280)

Total	(126)	2	(242)	(371)

[-24]

Earnings per share

The computation of earnings per share (EPS) is presented in the following table:

($ in millions, unless otherwise stated)	For the three months ended		For the six months ended
	July 3, 2016	July 5, 2015	July 3, 2016	July 5, 2015
Net income (loss)	1	321	(386)	231
Less: net income (loss) attributable to non- controlling interests	14	21	25	38

Net income (loss) attributable to stockholders	(13)	300	(411)	193

Weighted average number of shares outstanding (after deduction of treasury shares) during the year (in thousands)	341,299	232,681	341,569	232,903
Plus incremental shares from assumed conversion of:
Options 1)	—	6,584	—	6,496
Restricted Share Units, Performance Share Units and Equity Rights 2)	—	4,023	—	3,886
Warrants 3)	—	—	—	—

Dilutive potential common share	—	10,607	—	10,382

Adjusted weighted average number of share outstanding (after deduction of treasury shares) during the year (in thousands)	341,299	243,288	341,569	243,285

EPS attributable to stockholders in $:
Basic net income (loss)	(0.04)	1.29	(1.20)	0.83
Diluted net income (loss)	(0.04)	1.23	(1.20)	0.79

1)	Stock options to purchase up to 1.5 million shares of NXP’s common stock that were outstanding in Q2 2016 (Q2 2015: 0.2 million shares) and stock options to purchase up to 2.6 million shares of NXP’s common stock that were outstanding YTD 2016 (YTD 2015: 0.2 million shares) were anti-dilutive and were not included in the computation of diluted EPS because the exercise price was greater than the average fair market value of the common stock or the number of shares assumed to be repurchased using the proceeds of unrecognized compensation expense and exercise prices was greater than the weighted average number of shares underlying outstanding stock options. In addition, stock options to purchase up to 9.2 million shares of NXP’s common stock that were outstanding in Q2 2016 (Q2 2015: nil) and stock options to purchase up to 8.1 million shares of NXP’s common stock that were outstanding YTD 2016 (YTD 2015: nil) were not included in the computation of diluted EPS because a net loss was incurred in Q2 and YTD, 2016.
2)	Unvested RSU’s, PSU’s and equity rights of 0.5 million shares that were outstanding in Q2 2016 (Q2 2015: 1.0 million shares) and unvested RSU’s, PSU’s and equity rights of 0.6 million shares YTD 2016 (YTD 2015: 1.0 million shares) were anti-dilutive and were not included in the computation of diluted EPS because the number of shares assumed to be repurchased using the proceeds of unrecognized compensation expense was greater than the weighted average number of outstanding unvested RSU’s, PSU’s and equity rights or the performance goal has not been met yet. In addition unvested RSU’s, PSU’s and equity rights of 6.9 million shares that were outstanding in Q2 2016 (Q2 2015: nil) and unvested RSU’s, PSU’s and equity rights of 6.8 million shares YTD 2016 (YTD 2015: nil) were not included in the computation of diluted EPS because a net loss was incurred in Q2 and YTD, 2016.
3)	Warrants to purchase up to approximately 11.2 million shares of NXP’s common stock at a price of $133.32 per share were outstanding in Q2 and YTD 2016 (Q2 and YTD 2015: 11.2 million shares at a price of $133.32). Upon exercise, the warrants will be net share settled. At the end of Q2 and YTD 2016 the warrants were not included in the computation of diluted EPS because the warrants exercise price was greater than the average fair market value of the common shares. (As a net loss was incurred in Q2 and YTD, 2016, the warrants were not included in the Q2 and YTD 2016 computation of diluted EPS).

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Balance Sheet Information

Cash and cash equivalents

At July 3, 2016 and December 31, 2015, our cash balance was $1,335 million and $1,614 million, respectively, of which $555 million and $485 million was held by SSMC, our consolidated joint venture company with TSMC. Under the terms of our joint venture agreement with TSMC, a portion of this cash can be distributed by way of a dividend to us, but 38.8% of the dividend will be paid to our joint venture partner. During the second quarter of 2016, a dividend of $325 million (Q2 2015: $130 million) has been declared by SSMC and was paid in July 2016.

Inventories

Inventories are summarized as follows:

	July 3, 2016	December 31, 2015

Raw materials	55	66
Work in process	871	1,376
Finished goods	241	437

	1,167	1,879

The portion of finished goods stored at customer locations under consignment amounted to $54 million as of July 3, 2016 (December 31, 2015: $69 million).

The amounts recorded above are net of allowance for obsolescence of $76 million as of July 3, 2016 (December 31, 2015: $84 million).

Accumulated other comprehensive income (loss)

Total comprehensive income (loss) represents net income (loss) plus the results of certain equity changes not reflected in the Consolidated Statements of Operations. The after-tax components of accumulated other comprehensive income (loss) and their corresponding changes are shown below:

	Net investment hedge	Currency translation differences	Change in fair value cash flow hedges	Net actuarial gain/(losses)	Accumulated Other Comprehensive Income (loss)
As of December 31, 2015	(521)	758	(2)	(54)	181
Reclassification	521	(521)	—	—	—
Other comprehensive income (loss) before reclassifications	—	13	5	2	20
Amounts reclassified out of accumulated other comprehensive income (loss)	—	—	—	—	—
Tax effects	—	—	—	—	—

Other comprehensive income (loss)	—	13	5	2	20

As of July 3, 2016	—	250	3	(52)	201

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Cash Flow Information

	For the three months ended		For the six months ended
	July 3, 2016	July 5, 2015	July 3, 2016	July 5, 2015

Supplemental disclosures to the condensed consolidated cash flows

Net cash paid during the period for:
Interest	108	24	182	67
Income taxes	18	10	32	14

7 Fair Value of Financial Assets and Liabilities

The following table summarizes the estimated fair value and carrying amount of our financial instruments measured on a recurring basis:

		July 3, 2016		December 31, 2015
	Fair value hierarchy(1)	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value

Assets:
Notes hedge	2	167	167	241	241
Other financial assets	2	44	44	47	47
Derivative instruments – assets	2	9	9	2	2

Liabilities:
Short-term debt	2	(15)	(15)	(22)	(22)
Short-term debt (bonds)	2	(607)	(609)	(534)	(535)
Long-term debt (bonds)	2	(7,271)	(7,427)	(7,669)	(7,723)
2019 Cash Convertible Senior Notes	2	(993)	(1,238)	(972)	(1,260)
Other long-term debt	2	(8)	(8)	(15)	(15)
Notes Embedded Conversion Derivative	2	(167)	(167)	(241)	(241)
Warrants	2	—	—	(168)	(168)
Derivative instruments – liabilities	2	(2)	(2)	(4)	(4)

(1)	Transfers between the levels of fair value hierarchy are recognized when a change in circumstances would require it. There were no transfers during the reporting periods presented in the table above.

The following methods and assumptions were used to estimate the fair value of financial instruments:

Other financial assets and derivatives

For other financial assets and derivatives the fair value is based upon significant other observable inputs depending on the nature of the other financial asset and derivative.

Notes hedges

The Notes hedges are measured at fair value using level 2 inputs. The instrument is not actively traded and is valued using an option pricing model that uses observable market data for all inputs, such as implied volatility of NXP’s common stock, risk-free interest rate and other factors.

Debt

The fair value is estimated on the basis of observable inputs other than quoted market prices in active markets for identical liabilities for certain issues, or on the basis of discounted cash flow analyses. Accrued interest is included under accrued liabilities and not within the carrying amount or estimated fair value of debt.

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Notes Embedded Conversion Derivative

The Notes Embedded Conversion Derivative is measured at fair value using level 2 inputs. This instrument is not actively traded and is valued using an option pricing model that uses observable market data for all inputs, such as implied volatility of NXP’s common stock, risk-free interest rate and other factors.

Warrants

At the time of the issuance of the 2019 Cash Convertible Senior Notes, NXP entered into separate warrant transactions with various parties for the purchase of up to approximately 11.18 million shares of NXP’s common stock at a price of $133.32 per share in a private placement. The warrants expire on various dates from March 2, 2020, through April 30, 2020, and will be net share settled. NXP received $134 million in cash proceeds from the sale of the Warrants, which was recorded in other non-current liabilities. As of January 1, 2016, as a result of the acquisition of Freescale, NXP has concluded that the functional currency of the holding company is USD. Consequently, beginning from January 1, 2016, the warrants with a carrying value of $168 million were reclassified to stockholders’ equity, and mark-to-market accounting is no longer applicable. The warrants are included in diluted earnings per share to the extent the impact is dilutive. As of July 3, 2016, the warrants were not dilutive.

Assets and liabilities recorded at fair value on a non-recurring basis

We measure and record our non-marketable equity investments (non-marketable equity method and cost method investments) and non-financial assets, such as intangible assets and property, plant and equipment, at fair value when an impairment charge is required.

8 Debt

Short-term debt

	July 3, 2016	December 31, 2015

Short-term bank borrowings	—	6
Current portion of long-term debt (*)	622	550

Total	622	556

(*)	Net of adjustment for debt issuance costs.

Long-term debt

	Range of interest rates	Average rate of interest	Principal amount outstanding July 3, 2016	Due within 1 yr	Due after Q2, 2017	Due after Q2, 2021	Average remaining term (in years)	Principal amount outstanding December 31, 2015

USD notes	2.8%-6.0%	4.4%	7,879	609	7,270	2,760	4.5	8,193
2019 Cash Convertible Senior Notes	1.0%	1.0%	1,150	—	1,150	—	3.4	1,150
Liabilities arising from capital lease transactions	2.5%-13.8%	2.8%	23	15	8	—	1.3	31

		4.0%	9,052	624	8,428	2,760	4.4	9,374

YTD 2016 Financing Activities

2021 and 2023 Senior Unsecured Notes

On May 18, 2016, NXP B.V. together with NXP Funding LLC issued U.S. dollar-denominated 4.125% and 4.625% Senior Unsecured Notes with aggregate principal amounts of $850 million, due June 1, 2021 and $900 million, due June 1, 2023. The interest is payable semi-annually on June 1 and December 1 of each year, beginning on December 1, 2016. The Notes were issued at par and were recorded at their fair value of $850 million and $900 million, respectively, on the accompanying condensed consolidated balance sheet. NXP used the net proceeds from the offering of the Notes and cash on hand to repay $1,250 million aggregate principal amount of its existing secured term loan B due 2020 and $500 million aggregate principal amount of its outstanding senior secured notes due 2021.

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2016 Senior Unsecured Notes

On February 23 and April 27, 2016, NXP B.V., together with NXP Funding LLC, issued redemption notices for an aggregate principal amount of $200 million and $100 million, respectively, of its $500 million outstanding 3.5% senior notes due 2016. The funds from this redemption came from available surplus cash.

Warrants

At the time of the issuance of the 2019 Cash Convertible Senior Notes, NXP entered into separate warrant transactions with various parties for the purchase of up to approximately 11.18 million shares of NXP’s common stock at a price of $133.32 per share. NXP received $134 million in cash proceeds from the sale of the Warrants, which was recorded in other non-current liabilities. As of January 1, 2016, as a result of the acquisition of Freescale, NXP has concluded that the functional currency of the holding company is USD. Consequently, beginning from January 1, 2016, the warrants with a carrying value of $168 million were reclassified to stockholders’ equity, and mark-to-market accounting is no longer applicable. The warrants are included in diluted earnings per share to the extent the impact is dilutive.

U.S. dollar-denominated notes

The following table summarizes the outstanding notes as of July 3, 2016

	Principal amount	Fixed/ floating	Interest rate	Current coupon rate	Maturity date

Term Loan	$390	Floating	LIBOR plus 2% with a floor of 0.75%	2.75%	2017
Term Loan	$389	Floating	LIBOR plus 2.50% with a floor of 0.75%	3.25%	2020
Term Loan	$1,440	Floating	LIBOR plus 3% with a floor of 0.75%	3.75%	2020
Senior Unsecured Notes	$200	Fixed	3.5%	3.5%	2016
Senior Unsecured Notes	$750	Fixed	3.75%	3.75%	2018
Senior Unsecured Notes	$600	Fixed	4.125%	4.125%	2020
Senior Unsecured Notes	$850	Fixed	4.125%	4.125%	2021
Senior Unsecured Notes	$500	Fixed	5.75%	5.75%	2021
Senior Secured Notes	$960	Fixed	6%	6%	2022
Senior Unsecured Notes	$400	Fixed	4.625%	4.625%	2022
Senior Unsecured Notes	$500	Fixed	5.75%	5.75%	2023
Senior Unsecured Notes	$900	Fixed	4.625%	4.625%	2023
Cash Convertible Notes	$1,150	Fixed	1%	1%	2019
Revolving Credit Facility	—	Floating	—	—	2020

Certain terms and Covenants of the U.S. dollar-denominated notes

The Company is not required to make mandatory redemption payments or sinking fund payments with respect to the notes. With respect to the Term Loans, the Company is required to repay $23 million annually.

The indentures governing the notes contain covenants that, among other things, limit the Company’s ability and that of restricted subsidiaries to incur additional indebtedness, create liens, pay dividends, redeem capital stock or make certain other restricted payments or investments; enter into agreements that restrict dividends from restricted subsidiaries; sell assets, including capital stock of restricted subsidiaries; engage in transactions with affiliates; and effect a consolidation or merger. The Company has been in compliance with any such indentures and financing covenants as of July 3, 2016.

Certain portions of long-term and short-term debt as of July 3, 2016 in the principal amount of $3,179 million (December 31, 2015: $4,943 million) have been secured by collateral on substantially all of the Company’s assets and of certain of its subsidiaries.

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Each series of the Senior Unsecured Notes are fully and unconditionally guaranteed jointly and severally, on a senior basis by certain of the Company’s current and future material wholly owned subsidiaries (“Guarantors”).

Pursuant to various security documents related to the above mentioned term loans and the $600 million committed new revolving credit facility, the Company and each Guarantor has granted first priority liens and security interests in, amongst others, the following, subject to the grant of further permitted collateral liens:

(a)	all present and future shares of capital stock of (or other ownership or profit interests in) each of its present and future direct subsidiaries, other than SMST Unterstützungskasse GmbH, and material joint venture entities;

(b)	all present and future intercompany debt of the Company and each Guarantor;

(c)	all of the present and future property and assets, real and personal, of the Company, and each Guarantor, including, but not limited to, machinery and equipment, inventory and other goods, accounts receivable, owned real estate, leaseholds, fixtures, general intangibles, license rights, patents, trademarks, trade names, copyrights, chattel paper, insurance proceeds, contract rights, hedge agreements, documents, instruments, indemnification rights, tax refunds, but excluding cash and bank accounts; and

(d)	all proceeds and products of the property and assets described above.

Notwithstanding the foregoing, certain assets may not be pledged (or the liens not perfected) in accordance with agreed security principles, including:

•	if the cost of providing security is not proportionate to the benefit accruing to the holders; and

•	if providing such security requires consent of a third party and such consent cannot be obtained after the use of commercially reasonable efforts; and

•	if providing such security would be prohibited by applicable law, general statutory limitations, financial assistance, corporate benefit, fraudulent preference, “thin capitalization” rules or similar matters or providing security would be outside the applicable pledgor’s capacity or conflict with fiduciary duties of directors or cause material risk of personal or criminal liability after using commercially reasonable efforts to overcome such obstacles; and

•	if providing such security would have a material adverse effect (as reasonably determined in good faith by such subsidiary) on the ability of such subsidiary to conduct its operations and business in the ordinary course as otherwise permitted by the indenture; and

•	if providing such security or perfecting liens thereon would require giving notice (i) in the case of receivables security, to customers or (ii) in the case of bank accounts, to the banks with whom the accounts are maintained. Such notice will only be provided after the secured notes are accelerated.

Subject to agreed security principles, if material property is acquired by the Company or a Guarantor that is not automatically subject to a perfected security interest under the security documents, then the Company or relevant Guarantor will within 60 days provide security over this property and deliver certain certificates and opinions in respect thereof as specified in the indenture governing the notes.

9 Litigation

We are regularly involved as plaintiffs or defendants in claims and litigation relating to a variety of matters such as contractual disputes, personal injury claims, employee grievances and intellectual property litigation. In addition, our acquisitions, divestments and financial transactions sometimes result in, or are followed by, claims or litigation. Although the ultimate disposition of asserted claims cannot be predicted with certainty, it is our belief that the outcome of any such claims, either individually or on a combined basis, will not have a material adverse effect on our consolidated financial position. However, such outcomes may be material to our consolidated statement of operations for a particular period. The Company records an accrual for any claim that arises whenever it considers that it is probable that it is exposed to a loss contingency and the amount of the loss contingency can be reasonably estimated.

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Based on the most current information available to it and based on its best estimate, the Company also reevaluates at least on a quarterly basis the claims that have arisen to determine whether any new accruals need to be made or whether any accruals made need to be adjusted. Based on the procedures described above, the Company has an aggregate amount of approximately $22 million accrued for legal proceedings pending as of July 3, 2016, consistent with the amount accrued for at December 31, 2015. The accruals are included in “Accrued liabilities” and “Other non-current liabilities”. There can be no assurance that the Company’s accruals will be sufficient to cover the extent of its potential exposure to losses, but historically, legal actions have not had a material adverse effect on the Company’s business, results of operations or financial condition.

The Company also estimates the aggregate range of reasonably possible losses in excess of the amount accrued based on currently available information for those cases for which such estimate can be made. The estimated aggregate range requires significant judgment, given the varying stages of the proceedings (including the fact that many of them are currently in preliminary stages), the existence of multiple defendants (including the Company) in such claims whose share of liability has yet to be determined, the numerous yet-unresolved issues in many of the claims, and the attendant uncertainty of the various potential outcomes of such claims. Accordingly, the Company’s estimate will change from time to time, and actual losses may be more than the current estimate. As at July 3, 2016, the Company believes that for all litigation pending its aggregate exposure to loss in excess of the amount accrued could range between $0 and approximately $125 million.

Intellectual property litigation and infringement claims could cause us to incur significant expenses or prevent us from selling our products. The resolution of intellectual property litigation may require us to pay damages for past infringement or to obtain a license under the other party’s intellectual property rights that could require one-time license fees or ongoing royalties, require us to make material changes to our products and/or manufacturing processes, require us to cross-license certain of our patents and other intellectual property and/or prohibit us from manufacturing or selling one or more products in certain jurisdictions, which could adversely impact our operating results in future periods.

In addition, the Company is currently assisting Motorola in the defense of eight personal injury lawsuits due to indemnity obligations included in the agreement that separated Freescale from Motorola in 2004. The multi-plaintiff lawsuits are pending in the Circuit Court of Cook County, Illinois. These claims allege a link between working in semiconductor manufacturing clean room facilities and birth defects in 56 individuals. The eight suits allege exposures that occurred between 1965 and 2006. Each suit seeks an unspecified amount of damages in compensation for the alleged injuries; however, legal counsel representing the plaintiffs has indicated they will seek substantial compensatory and punitive damages from Motorola for the entire inventory of claims which, if proven and recovered, the Company considers to be material. A portion of any indemnity due to Motorola will be reimbursed to NXP if Motorola receives an indemnification payment from its insurance coverage. Motorola has denied liability for these alleged injuries based on numerous defenses. Motorola has potential insurance coverage for many of the years indicated above, but with differing types and levels of coverage, self-insurance retention amounts and deductibles. We are in discussions with Motorola and their insurers regarding the availability of applicable insurance coverage for each of the individual cases.

10 Related-Party Transactions

The Company’s related parties are the members of the board of directors of NXP Semiconductors N.V., the members of the management team of NXP Semiconductors N.V. and equity-accounted investees.

We have a number of strategic alliances and joint ventures. We have relationships with certain of our alliance partners in the ordinary course of business whereby we enter into various sale and purchase transactions, generally on terms comparable to transactions with third parties. However, in certain instances upon divestment of former businesses where we enter into supply arrangements with the former owned business, sales are conducted at cost.

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The following table presents the amounts related to revenue and expenses incurred in transactions with these related parties:

	For the three months ended		For the six months ended
	July 3, 2016	July 5, 2015	July 3, 2016	July 5, 2015

Revenue	17	2	29	5
Purchase of goods and services	30	21	50	40

The following table presents the amounts related to receivable and payable balances with these related parties:

	July 3, 2016	December 31, 2015

Receivables	16	24
Payables	26	24

11 Restructuring

At each reporting date, we evaluate our restructuring liabilities, which consist primarily of termination benefits, to ensure that our accruals are still appropriate. During the six month period ended, July 3, 2016, we recognized an additional $52 million of employee severance costs in our restructuring liabilities, which was primarily related to cost reduction activities in connection with our acquisition of Freescale, along with other specific targeted actions.

The following table presents the changes in restructuring liabilities in 2016, by segment:

	Balance January 1, 2016	Additions	Utilized	Released	Other changes	Balance July 3, 2016

HPMS	234	51	(68)	(3)	4	218
SP	6	1	(2)	—	—	5
Corporate and Other	—	—	—	—	—	—

	240	52	(70)	(3)	4	223

The total restructuring liability as of July 3, 2016 of $223 million is classified in the balance sheet under current liabilities ($193 million) and non-current liabilities ($30 million).

The components of the restructuring charges recognized in the consolidate statements of operations, for each of the three and six month periods ended July 3, 2016 and July 5, 2015 are as follows:

	For the three months ended		For the six months ended
	July 3, 2016	July 5, 2015	July 3, 2016	July 5, 2015

Personnel lay-off costs	38	9	52	20
Other exit costs	4	—	11	—
Release of provisions/accruals	(2)	—	(3)	(1)

Net restructuring charges	40	9	60	19

These restructuring charges, for the periods indicated, are included in the following line items in the consolidated statement of operations:

	For the three months ended		For the six months ended
	July 3, 2016	July 5, 2015	July 3, 2016	July 5, 2015

Cost of revenue	10	—	14	—
Selling, general and administrative	(2)	4	3	7
Research and development	32	5	43	12

Net restructuring charges	40	9	60	19

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12 Benefit/Provision for Income Taxes

Benefit/provision for income taxes:

	For the three months ended		For the six months ended
	July 3, 2016	July 5, 2015	July 3, 2016	July 5, 2015

Tax expense (benefit)	(152)	14	(351)	29
Effective tax rate	100%	4.2%	47.5%	11.3%

Our effective tax rate reflects the impact of tax incentives, a portion of our earnings being taxed in foreign jurisdictions at rates different than the Netherlands statutory tax rate, and the relative mix of income and losses across those jurisdictions. Our effective tax rate for the first six months of 2016 was a benefit of 47.5% compared with provision of 11.3 % for the first six months of 2015. The significant change in our effective tax rate was primarily due to the acquisition of Freescale, which resulted in significant amortization expense for acquired intangibles, additional depreciation expense as a result of the fair value adjustments on tangible assets and the mix of income and losses between jurisdictions was significantly impacted. In addition, the tax benefit from the reversal of a portion of the valuation allowance against deferred tax assets represented a higher percentage of earnings before tax for the first six months of 2016 as compared to the first six months of 2015, while the tax expense associated with nondeductible items represented a lower percentage of earnings before tax for the first six months of 2016 as compared to the first six months of 2015.

The Company benefits from income tax holiday incentives in certain jurisdictions which provide that we pay reduced income taxes in those jurisdictions for a fixed period of time that varies depending on the jurisdiction. The predominant income tax holiday is expected to expire at the end of 2021. The impact of this tax holiday decreased foreign taxes by $6 million and $8 million for the second quarters of 2016 and 2015, respectively (YTD 2016: decrease of $10 million and YTD 2015: decrease of $15 million). The benefit of this tax holiday on net income per share (diluted) was $0.02 for the second quarter of 2016 (YTD 2016: $0.03) and $0.03 for the second quarter of 2015 (YTD 2015: $0.06).

13 Segment Information

NXP is organized into two reportable segments, High Performance Mixed Signal (“HPMS”) and Standard Products (“SP”). Corporate and Other represents the remaining portion to reconcile to the Consolidated Financial Statements. Effective with the Merger, the operations of Freescale were primarily incorporated into the HPMS reportable segment.

Our HPMS business segment delivers high performance mixed signal solutions to our customers to satisfy their system and sub-systems needs across eight application areas: automotive, identification, mobile, consumer, computing, wireless infrastructure, lighting and industrial, and software solutions for mobile phones. Our SP business segment offers standard products for use across many application markets, as well as application-specific standard products predominantly used in application areas such as mobile handsets, computing, consumer and automotive. The segments each include revenue from the sale and licensing of intellectual property related to that segment.

Because the Company meets the criteria for aggregation set forth under ASC 280 “Segment Reporting”, and the operating segments have similar economic characteristics, the Company aggregates the results of operations of the Automotive, Secure Identification Solutions, Secure Connected Devices and Secure Interfaces and Infrastructure operating segments into one reportable segment, HPMS, and the Standard Products and General Purpose Logic operating segments into another reportable segment, SP.

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Revenue and operating income (loss)

	For the three months ended		For the three months ended
Revenue	July 3, 2016	July 5, 2015	July 3, 2016	July 5, 2015

HPMS	2,014	1,146	3,925	2,250
SP	303	322	577	645
Corporate and Other 1)	48	38	87	78

	2,365	1,506	4,589	2,973

	For the three months ended		For the three months ended
Operating income (loss)	July 3, 2016	July 5, 2015	July 3, 2016	July 5, 2015

HPMS	(56)	293	(542)	559
SP	52	53	91	105
Corporate and Other 1)	(22)	(14)	(46)	(37)

	(26)	332	(497)	627

1)	Corporate and Other is not a segment under ASC 280 “Segment Reporting”. Corporate and Other includes unallocated expenses not related to any specific business segment and corporate restructuring charges.

14 Subsequent event

On August 1, 2016, NXP B.V., together with NXP Funding LLC, issued an aggregate principal amount of $500 million of 4.125% senior notes due 2021 (the “Additional Notes”). The Additional Notes are of the same class as the existing 4.125% senior notes due 2021 originally issued on May 23, 2016. NXP intends to use the net proceeds from the offering of the Additional Notes to repay $200 million aggregate principal amount of its outstanding senior notes due 2016 and use the remainder of the proceeds for general corporate purposes.

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